Exhibit 99.1

EROS INTERNATIONAL TO REPORT FISCAL FIRST QUARTER 2015 RESULTS

ON AUGUST 21, 2014

Announces Release of Eros International Media Limited’s Consolidated Financial Results

London, UK – August 14, 2014 – Eros International Plc (NYSE: EROS) (“Eros”), a leading global company in the Indian film entertainment industry, announced today that it will issue a press release to report its results for the fiscal first quarter 2015 before the market opens on Thursday, August 21, 2014. The Company will host a conference call that day at 8:30 am ET.

To access the call please dial (888) 753-4238 from the United States, or (706) 643-3355 from outside the U.S. The conference call I.D. number is 87696913. Participants should dial in 5 to 10 minutes before the scheduled time and must be on a touch-tone telephone to ask questions.

A replay of the call can be accessed through September 4, 2014 by dialing (800) 585-8367 from the U.S., or (404) 537-3406 from outside the U.S. The conference call I.D. number is 87696913. The call will be available as a live webcast which can be accessed at Eros’ Investor Relations Website.

Eros also announced today that it has released consolidated financial results by its majority-owned subsidiary, Eros International Media Limited for the fiscal first quarter ended June 30, 2014. Please refer to the Bombay Stock Exchange website http://www.bseindia.com to view the results.

About Eros International Plc

Eros International Plc (NYSE: EROS) is a leading global company in the Indian film entertainment industry that acquires, co-produces and distributes Indian films across all available formats such as cinema, television and digital new media. Eros International Plc became the first Indian media company to list on the New York Stock Exchange. Eros International has experience of over three decades in establishing a global platform for Indian cinema. The Company has a competitive advantage through its extensive and growing movie library comprising of over 2,000 films, which include Hindi, Tamil, and other regional language films for home entertainment distribution. Eros International has built a dynamic business model by combining the release of new films every year with the exploitation of its film library. For further information please visit: www.erosplc.com

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Contact:

Eros International Plc

Mark Carbeck

+44 788 411 8553

mark.carbeck@erosintl.com

Sloane & Company

Erica Bartsch

212-446-1875

ebartsch@sloanepr.com